Emerge Energy Services LP

1400 Civic Place, Suite 250

Southlake, Texas 76092

March 22, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:                             Emerge Energy Services LP (f/k/a Emergent Energy Services LP)

Amendment No. 3 to

Confidential Draft Registration Statement on Form S-1

Submitted November 21, 2012

CIK No. 0001555177

Ladies and Gentlemen:

Set forth below are the responses of Emerge Energy Services LP, a Delaware limited partnership (hereafter “us,” “we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 7, 2012 with respect to the Partnership’s fourth amended confidential draft registration statement on Form S-1 submitted to the Commission on November 21, 2012 (the “Registration Statement”).  We also would like to direct the Staff’s attention to the changes in the Registration Statement related to the elimination of the Partnership’s minimum quarterly distribution, which were made to reflect the Partnership’s plan to now distribute all available cash without any predetermined target distributions.

Concurrently with the submission of this letter, we have filed through EDGAR our initial public filing of the Registration Statement (the “Initial Public Filing”).  At the request of the Staff, we are also submitting a .pdf file of a marked copy of the Initial Public Filing showing all changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the unmarked copy of the Initial Public Filing, unless otherwise indicated.

Form S-1/A

Summary, page 1

Sand Customers, page 5

Barron, page 5

1.                                      Please separately disclose the percentage of the 2.4 million tons per year capacity represented by take-or-pay contracts and fixed-volume contracts.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the revised disclosure on pages 4, 7, 10, 137, 140 and 153.

2.                                      We note your disclosure in the first paragraph on page 6 that as a result of recent expansions in the supply of frac sand, you believe that frac sand customers may be increasingly reluctant to enter into take-or-pay contracts, and may increasingly pursue fixed-volume or efforts-based contracts that do not commit the customer to take delivery of specific volumes. Please provide a cross-reference to your risk factor on pages 34-35 entitled “[a]ny material nonpayment or nonperformance . . . ,” which discloses the financial risk to you from these types of contracts.

Response:  We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the cross-reference on page 5.

The Offering, page 20

3.                                      We note that you have revised your transaction structure in response to prior comment 3 from our letter dated October 18, 2012, and we note that after describing the revised transaction structure you state your conclusion that “we do not believe that Insight Equity or any of the other private investors should be considered an underwriter with respect to this offering.” Please provide the analysis underlying your conclusion.

Response:  In most recent initial public offerings by master limited partnerships, the proceeds of any exercise by the underwriters of their option to purchase additional units have been used either (i) to redeem common units held by the sponsors of the partnership or (ii) to make an additional distribution of cash proceeds to the sponsors.  In the latter case, however, to the extent the option is not exercised, additional common units are issued to the sponsors upon the expiration of the option exercise period (usually 30 days).  The intent of both of these arrangements is to ensure that the number of common units outstanding after completion of the offering does not change, irrespective of whether, or to what extent, the option is exercised. This simplifies the disclosure in the Registration Statement regarding the amount of distributable cash flow necessary to pay our estimated quarterly distributions on all outstanding units for the twelve months ended March 31, 2014 by avoiding a scenario in which the exercise of the over-allotment option would cause the number of units outstanding after the offering to increase.

Pursuant to our prior transaction structure, the proceeds of any exercise by the underwriters of their option to purchase additional units would have been used to redeem common units held by Insight Equity and certain other private investors.  The term “underwriter” under Section 2(11) of the Securities Act of 1933 includes any person who has purchased securities from an issuer with a view to the distribution of the securities, and we acknowledge that the practical effect of the use of the proceeds to redeem common units from Insight Equity and the other private investors would be the same as if they sold such common units in the public offering.  We believe, however, that the revised use of the option proceeds described in the Registration Statement is not analogous to a sale of units in the offering by Insight Equity or the other private investors, even if the number of common units ultimately held by them will be the same.

As revised, the proceeds of any exercise of the underwriters’ over-allotment option will be used to make an additional cash distribution to Insight Equity and the other private investors in consideration of their contribution to us at closing of all of the equity interests of Superior Silica Holdings LLC, AEC Holdings LLC and Direct Fuels Partners, LP.  Accordingly, under the revised structure, Insight Equity and the other private investors will receive an additional distribution during or at the expiration of the option period, and the only variable is whether that distribution will be in the form of cash, common units or a combination of both, which will depend on whether and to what extent the over-allotment option is exercised.  Importantly, unlike our prior transaction structure, no common units will be redeemed or otherwise disposed of by Insight Equity and the other private investors, and they will not acquire any common units with a view to resell or distribute them.

Accordingly, we believe that neither Insight Equity nor any of the other private investors should be considered an “underwriter” with respect to this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 109

Factors Affecting the Comparability of the Historical Financial Results, page 129

SSS, page 129

4.                                      You disclose that while you plan in the future to opportunistically ship wet Wisconsin sand to your Kosse facility, you generally expect to primarily rely on sales made directly from your Wisconsin facilities and sales made from sand storage terminals located within a 100 mile radius of the shale plays where your customers perform hydraulic fracturing activities. For this latter category, please explain if for those sales you will be including transportation and logistics charges, and if so, how you will present those revenues within your historical financial results.

In this regard, we note that on page 4 you disclose that the Barron County facility will have access to the Canadian National rail line and that you have entered into a long-term agreement with Canadian National in which you have agreed to ship a minimum number of tons per year on the Canadian National line. Please explain if for sales from your Barron County facility you will be including transportation and logistics charges, and if so, how this will be presented within your historical financial results.

Response:   We respectfully advise the Staff that sales that we make from sand storage terminals located near the shale plays where our customers perform hydraulic fracturing operations, as well as sales that are not made free on board (“FOB”) shipping point, will include transportation and logistics charges which have not been significant to date. Consistent with our revenue recognition policies on pages F-33 and F-56, we will include transportation revenues from such sales, which have been limited to date, as part of our aggregate revenues. Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), Income Statements, 225-10-S45-2 and Regulation S-X Rule 5-03.1 provide that net sales of tangible products, operating revenues, income from rentals, service revenues and other revenues must each be reflected separately on the face of the income statement. However, any class of revenues that accounts for 10% or less of total revenues may be combined with another class. We have determined that reporting our revenues on an aggregate basis is appropriate because the transportation revenues have not been significant to date. If our revenues from transportation and logistics charges become significant in the future, we will separately disclose such revenue in the face of the income statements and/or disclose it in the notes to our financial statements. We will assess the significance of such revenues by considering whether transportation revenues accounts for more than 10% of total revenues.

Furthermore, we relied on the guidance of FASB ASC 605-45, whereby amounts billed to customers in a sale transaction representing shipping and handling charges are classified as revenue. We have determined that gross reporting is appropriate in presenting the transportation revenues.

With respect to sales that are not FOB shipping point from our Barron County facility, we will include transportation and logistics revenues. However, with respect to sand from our Wisconsin facilities shipped to and then sold from sand storage terminals and sales from our Kosse facility, we do not separately recognize revenue related to transportation charges because this sand is expected to be sold FOB shipping point. The transportation cost from our Wisconsin facilities to our Kosse facility and sand storage terminals is considered part of the sand product cost. We have revised the Registration Statement to clarify this point. Please see the disclosure on pages 74, 88, 104 and 108.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

EMERGE ENERGY SERVICES LP

		By:	Emerge Energy Services GP LLC,
its General Partner

		By:	/s/ Rick Shearer
Rick Shearer
Chief Executive Officer

cc:	Ryan J. Maierson (Issuer’s counsel)
Alan Beck (Underwriter’s counsel)